SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 24, 2005

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K materials sent to holders of American Depositary Receipts for the Ordinary General Meeting of Shareholders and the Extraordinary General Meeting of Shareholders to be held on April 22, 2005.

GROUPE DANONE

Summary Annual Report

for the

Stockholders’ Meeting

Friday, April 22, 2005

At

Carrousel du Louvre

99, Rue de Rivoli

Paris — France

SUMMARY OF YEAR 2004 ACTIVITY

•	Net income for 2004 was € 317 million compared to € 839 million in 2003. In 2004, net income was impacted by the € 600 million provision and impairment charges relating to the Group’s activities in the HOD water business in the United States and Europe. Excluding these exceptional items, net income increased by 9.3% in 2004 and diluted earnings per share increased by 11.2%, from € 3.22 in 2003 to € 3.58 in 2004.

•	Net sales increased by 4.3% from € 13,131 million in 2003 to € 13,700 million in 2004. Exchange rate variations and changes in the scope of consolidation had a negative impact of 2.3% and 1.2%, respectively. On a like-for-like basis (at constant exchange rates and scope of consolidation), net sales increased by 7.8%, which is the highest organic growth rate reported over the last decade. This 7.8% growth resulted from a 5.7% rise in volume and a 2.1% rise in value.

Fresh dairy products showed a strong performance with a 10.5% like-for-like increase. Beverages recorded a like-for-like growth of 7.0%, despite unfavorable weather conditions in Europe in the third quarter and the negative impact of exchange rates on water exports. Biscuits recorded a 3.9% like-for-like growth, the best performance of the division over the last three years.

Geographically, the growth in net sales was driven by Asia and the Rest of the World, with 12.2% and 18.6%, respectively, on a like-for like basis. The like-for-like growth in Europe, which is a more mature market, reached 4.6%.

In 2004, Europe, Asia and the Rest of the World represented approximately 68.3%, 15.1% and 16.6% of net sales, respectively. Net sales under the Danone brand represented almost 45% of total net sales.

•	Operating margin continued to grow for the tenth consecutive year, reaching 12.4% in 2004 as compared to 12.2% in 2003. This 22 basis point increase was achieved despite increased raw materials costs, mainly PET, and the strengthening of the euro which negatively impacted French water exports.

•	Cash flow from operating activities increased by 8% from € 1,653 million in 2003 to € 1,786 million in 2004. This increase was mainly driven by the optimization of working capital. Capital expenditures decreased from € 543 million in 2003 to € 526 million in 2004 and represented 3.8% of net sales in 2004 compared to 4.1% in 2003.

•	In 2004, the Group strengthened its current market positions, especially in the probiotics business following the agreement reached with Yakult Honsha. The Group also continued its policy aiming at reinforcing the sustainable growth of its activities, by reorganizing or disposing its lower margin and lower growth potential activities.

A detailed analysis of the Group’s activity for the year 2004 will be included in the Group’s Annual Report on Form 20-F.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders of GROUPE DANONE

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of GROUPE DANONE and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity for each of the three years in the period ended December 31, 2004 prepared in accordance with accounting principles generally accepted in France (“the consolidated financial statement”) as presented in the GROUPE DANONE 2004 Form 20-F (not presented herein). In our report dated March 17, 2005, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements presented in pages 3 to 9 is fairly stated, in all material respects, in relation to the consolidated financial statements presented in the GROUPE DANONE 2004 Form 20-F from which it has been derived.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America as summarized in Note 2 to the consolidated financial statements presented in the GROUPE DANONE 2004 Form 20-F. The application of the latter is summarized in pages 5 to 9 of the accompanying condensed financial statements.

PricewaterhouseCoopers Audit

Paris, France

March 17, 2005

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
	2004		2003	2002
	(in millions of euros except per share data)
Net sales	13,700		13,131	13,555

Operating income	1,705		1,604	1,590
Exceptional items	(105)		(60)	458
Interest expense, net	(73)		(70)	(110)
Provision for income taxes	(457)		(488)	(490)

Income before minority interests	1,070		986	1,448

Minority interests	(189)		(184)	(182)
Equity in net earnings of affiliated companies	(564	)(1)	37	17

Net income	317		839	1,283
Diluted earnings per share(2) (in euros)	1.25		3.22	4.72

(1)	including one-time charges of € 600 million.
(2)	diluted earnings per share in 2002 and 2003 have been restated to take into account the two-for-one stock split that occurred in June 2004.

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2004	2003
	(in millions of euros)
Assets
Non-current assets	8,574	9,982
Current assets	4,627	4,323

Total assets	13,201	14,305

Liabilities and Stockholders’ equity
Stockholders’ equity	4,577	4,824
Non-current liabilities	5,011	5,495
Current liabilities	3,613	3,986

Total liabilities and stockholders’ equity	13,201	14,305

These condensed consolidated financial statements have been derived from the Group’s audited consolidated financial statements as they will be presented in the Group’s Annual Report on Form 20-F, which should be read in conjunction with this document.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2004	2003	2002
	(in millions of euros)
Cash flows from operating activities	1,786	1,653	1,641
Cash flows from/(used in) investing activities	158	(1,442)	2,080
Cash flows used in financing activities	(1,908)	(255)	(3,783)
Effect of exchange rate changes on cash and cash equivalents	(21)	(73)	(83)

Increase (decrease) in cash and cash equivalents	15	(117)	(145)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(excluding minority interests)

	Number of shares*		(in millions of euros)
	Issued	Excluding Treasury stock	Capital stock	Capital surplus	Retained earnings	Cumulative translation adjustments	Treasury stock	Stockholders’ equity
Balance at December 31, 2003	269,950,986	253,137,534	135	336	7,113	(1,914)	(846)	4,824

Capital stock issues	744,534	744,534		38				38
Capital stock reduction	(2,600,000)	(2,600,000)	(1)	(156)				(157)
Net income for 2004					317			317
Dividends paid					(308)			(308)
Translation adjustments						(81)		(81)
Changes in treasury stock		(515,267)					(56)	(56)

Balance at December 31, 2004	268,095,520	250,766,801	134	218	7,122	(1,995)	(902)	4,577

*	after taking into account the two-for-one stock split that occurred on June 15, 2004.

These condensed consolidated financial statements have been derived from the Group’s audited consolidated financial statements as they will be presented in the Group’s Annual Report on Form 20-F, which should be read in conjunction with this document.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Group’s financial statements have been prepared in accordance with French accounting principles (“French GAAP”), which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”).

Description of main differences

The main differences between French GAAP and US GAAP, as they relate to the Group, are discussed in further detail below:

1. Brand names and goodwill amortization

Under French GAAP, brand names acquired in a purchase business combination are not systematically amortized whereas goodwill is systematically amortized over a period that reflects, as fairly as possible, the assumptions, objectives and prospects existing at the date of acquisition. Brand names and goodwill are subject to impairment reviews at least annually. An impairment is recorded when their recoverable value appears to be permanently less than their carrying value, where recoverable value corresponds to the higher between value in use and net selling price.

Effective January 1, 2002, the Group adopted SFAS 142, Goodwill and Other Intangible Assets, for the purpose of this reconciliation. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful life and instead requires that they be tested for impairment at least annually. As a consequence, goodwill amortization charges recorded in the Group’s financial statements (€ 92 million in 2004, € 97 million in 2003 and € 122 million in 2002) are reversed for the purpose of preparing this reconciliation.

Prior to the adoption of SFAS 142, the Group was applying APB 17, Intangible Assets, for the purpose of this reconciliation. Under APB 17, intangible assets such as brand names and goodwill had to be amortized over their estimated useful life, which could not exceed 40 years. Up until the adoption of SFAS 142, brand names were amortized over a period of 40 years.

Consequently, the net book value of goodwill and brand names under French GAAP differs from the net book value of goodwill and brand names under US GAAP. Additionally, impairment charges and capital gains or losses resulting from disposals of operations may be different under French GAAP and under US GAAP. Had US GAAP been applied, the impairment charge recorded in 2004 on the Group’s investments in the HOD water business would have been increased by € 9 million. Similarly, had US GAAP been applied, the capital loss arising from the disposal of the Group’s Biscuits activities in the United Kingdom and Ireland would have been decreased by € 15 million.

2. Goodwill relating to the acquisition of foreign subsidiaries

In the Group’s financial statements, goodwill relating to the acquisition of subsidiaries in the Euro zone (relating to the acquisition of most foreign subsidiaries until 2000) is translated into euro using an historical exchange rate. Under US GAAP goodwill is translated into euro using the closing exchange rate, with the difference between the historical and the closing exchange rates being reflected in the “Cumulative translation adjustments” component of stockholders’ equity. As of December 31, 2004, this difference amounted to € 44 million (€ 45 million as of December 31, 2003).

In the Group’s financial statements, amortization of goodwill relating to subsidiaries acquired in the Euro zone is computed based on the gross values of goodwill translated at the historical exchange rate. Under US GAAP, prior to the adoption of SFAS 142, the annual amortization charge was translated into euro using the average exchange rate for the year.

3. Stock-based compensation

Up until January 1999, the Group granted to eligible employees stock options with exercise prices that were lower than the stock prices prevailing at the grant dates. As from January 1999, the exercise price of stock options equals the fair market value of the stock at grant date. In accordance with French GAAP, the Group did not record any compensation expense in relation with the discount granted to employees.

Under US GAAP, for the purpose of this reconciliation, the Group accounts for stock-based compensation under the recognition and measurement principles of APB 25, Accounting for Stock Issued to Employees. Accordingly, stock-based compensation charges relating to options granted prior to 1999 were recognized in the income statement over the vesting period, resulting in additional charges of € 1.5 million in 2003 and € 0.2 million in 2002. No charge was recognized in 2004 as the stock options granted prior to 1999 were fully vested at the end of 2003.

4. Investment in debt and equity securities

Under French GAAP, investments in debt and non-consolidated equity securities are recorded at their acquisition cost. An allowance is recorded when their recoverable value appears to be permanently less than their carrying value. Recoverable value is determined based on a multi-criteria analysis, including fair value, expected profitability and revalued net assets. Unrealized gains and temporary unrealized losses are not recognized.

Under US GAAP, investments in debt and equity securities are classified into three categories: trading (used as part of a company’s cash management activities), held to maturity (company has a positive intent and ability to hold the securities to maturity) and available-for-sale (all other securities). The Group mainly holds available-for-sale equity securities. These securities are stated at fair value, with unrealized gains and temporary unrealized losses recorded directly in Other Comprehensive Income, a component of stockholders’ equity. Unrealized losses that are other than temporary are charged in the income statement. As of December 31, 2004, net unrealized gains amounted to € 31 million before tax (€ 69 million as of December 31, 2003).

5. Deferred income taxes on brand names

Under French GAAP, deferred income taxes relating to brand names acquired in a purchase business combination are not recorded.

Under US GAAP, a deferred tax liability must be recorded on certain intangible assets acquired in purchase business combinations and goodwill must be increased by the same amount. Prior to SFAS 142, the deferred tax liability was released to the income statement as the related intangible asset was amortized.

Had US GAAP been applied, long-term deferred tax liabilities and goodwill would have been increased by € 222 million and € 228 million, respectively, as of December 31, 2004 (€ 241 million as of December 31, 2003). In addition, the reduction in the tax rate in France resulted in a tax income of € 5 million in 2004.

6. Purchase accounting—Fair value

Under French GAAP, upon acquisition of a less than 100% owned subsidiary, the identifiable assets and liabilities are recorded at their fair values at the date of acquisition, and any minority interests are stated at the minority’s proportion of interest in the fair value of the identifiable assets and liabilities.

Under US GAAP, identifiable assets and liabilities are measured at their fair value at the date of acquisition to the extent of the Group’s interest in the assets and liabilities. The minority’s interest in the identifiable assets and liabilities is stated based on the pre-acquisition carrying amounts of these assets and liabilities. Consequently, under US GAAP, the minority’s interest in acquired brand names should be reversed, thus decreasing brand names and minority interest by € 138 million as of December 31, 2004 (€ 137 million as of December 31, 2003).

7. Derivative financial instruments

Under French GAAP, derivative financial instruments that are treated as hedging instruments are not reflected in the balance sheet. Any gain or loss relating to those derivatives are deferred and recognized in the income statement in the period during which the underlying hedged items affect earnings.

Under US GAAP, SFAS 133, Accounting for Derivative Instruments and Hedging Activities, requires that all derivative financial instruments (including certain derivative instruments embedded in other contracts) be reflected in the balance sheet at fair value. When derivatives are designated as fair value hedges, changes in the fair value of both the derivatives and the hedged items are recognized in the income statement. When derivatives are designated as cash flow hedges, the effective portion of changes in their fair value is recorded in Other Comprehensive Income: this effective portion is recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are directly recognized in the income statement.

Had US GAAP been applied, net income would have been decreased by € 11 million in 2004 (net income would have been decreased by € 3 million in 2003 and net income would have been increased by € 23 million in 2002) and stockholders’ equity would have been decreased by € 8 million as of December 31, 2004 (stockholders’ equity would have been increased by € 2 million as of December 31, 2003).

8. Restructuring costs

Under French GAAP, restructuring costs are recorded when a detailed restructuring plan has been decided upon by management and communicated to third parties. These restructuring costs include costs related to employee benefits, costs associated with the reduction of production lines and charges relating to impairments and disposals of assets.

Under US GAAP, certain employee benefits, such as relocation costs and transfer benefits (that were accrued for until December 31, 2001 under French GAAP), do not qualify as exit costs and must be expensed as incurred. For the purpose of reconciling to US GAAP, restructuring provisions were decreased, and net earnings increased, by € 8 million as of December 31, 2001. In 2002, these costs were charged to income when incurred.

9. Pension liability

Under US GAAP, SFAS 87, Employers Accounting for Pensions, requires that when the fair value of plan assets is lower than the Accumulated Benefit Obligation (“ABO”), the pension liability must be adjusted to reflect the difference. An equal amount must be recorded as an intangible asset or as a reduction in shareholders’ equity for the portion that exceeds the amount of unrecognized prior service cost.

Had US GAAP been applied, pension liabilities would have been increased by € 67 million as of December 31, 2004 (€ 59 million as of December 31, 2003) and stockholders’ equity would have been decreased by the same amount.

10. Securitization program

In 2001, the Group entered into a securitization program with financial institutions to sell accounts receivable without recourse for a total amount of up to € 760 million. In the consolidated financial statements, the transferred receivables qualify for sale accounting and therefore are no longer included on the balance sheet. The cost of the securitization program is recorded as an interest expense.

This securitization program also qualifies for sale accounting under SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. However, under US GAAP, the cost of the securitization program would be reflected as an operating expense. Consequently, expenses amounting to € 15 million (€ 17 million and € 23 million in 2003 and 2002, respectively) would have been reclassified from interest expenses to operating expenses.

11. Presentation differences—Exceptional items

Under French GAAP, exceptional items are presented on a separate line in the income statement. Under US GAAP, exceptional items are included in operating income or interest expense, net.

In 2004, the € 105 million exceptional items recorded in the French GAAP financial statements would have been reclassified in operating income for a total negative amount of € 210 million and in interest expenses, net for a total positive amount of € 105 million.

12. Presentation differences—Net sales and selling expenses

Under French GAAP, consideration given by a vendor to a customer or a reseller of the vendor’s products is usually recorded as promotional expenses within selling expenses. Under US GAAP, EITF 01-09, Accounting for consideration given by a vendor to a customer (including a reseller of the vendor’s products), requires that certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives, be classified as a reduction of sales rather than as selling expenses when there is no separately identifiable and measurable benefit in exchange of the consideration. Based on the nature of the expenses incurred, the Group has determined that there is no separately identifiable and measurable benefit as described in EITF 01-09 associated with these expenses and therefore they are classified as a reduction of revenue.

Under US GAAP, consistently with EITF 01-09, net sales and selling expenses would be reduced by approximately € 1,166 million in 2004 (€ 1,120 million in 2003 and € 1,047 million in 2002). This reclassification has no impact on operating income nor net income.

SUMMARIZED RECONCILING STATEMENTS

Summarized reconciliation of Net income and Stockholders’ equity

The reconciliation of net income and stockholders’ equity from French GAAP to US GAAP is as follows:

	Year ended December 31,
	2004	2003	2002
	(All amounts in millions of euros except per share data)
Net income under French GAAP	317	839	1,283
US GAAP adjustments:
1. Brand names and goodwill amortization	92	97	122
2. Brand names and goodwill impairment	(9)	—	(2)
3. Additional capital gain (or loss) on disposal under US GAAP	16	—	(7)
4. Derivative instruments	(18)	(4)	36
5. Other	(7)	(11)	(4)

Net income after US GAAP adjustments but before tax effect and minority interests	391	921	1,428
Tax effect of the above adjustments	8	2	(8)
Minority interests’ share in the above adjustments	—	—	—

Net income under US GAAP	399	923	1,420

Basic earnings per share under US GAAP	1.59	3.63	5.39
Diluted earnings per share under US GAAP	1.57	3.54	5.22

Stockholders’ equity under French GAAP	4,577	4,824	5,087
US GAAP adjustments:
1. Brand names and goodwill amortization	(63)	(158)	(260)
2. Goodwill relating to the acquisition of foreign subsidiaries	(44)	(45)	(45)
3. Unrealized gains on available-for-sale securities	31	69	65
4. Pension provision (minimum liability)	(67)	(59)	(60)
5. Derivative instruments	(12)	2	20
6. Other	(4)	—	—
Tax effect of the above adjustments	21	6	(4)
Minority interests’ share in the above adjustments	33	32	33

Stockholders’ equity under US GAAP	4,472	4,671	4,836

US GAAP statement of changes in Stockholders’ equity

(All amounts in millions of euros)
Balance as of December 31, 2003	4,671

Capital stock issues	38
Capital stock reduction	(157)
Dividends paid	(308)
Changes in treasury shares	(56)
Net income under US GAAP	399
Changes in other comprehensive income	(115)

Balance as of December 31, 2004	4,472

This translation has been prepared for the convenience of English-speaking readers.

The original French version alone is binding.

GROUPE DANONE

A French limited company (société anonyme)

with share capital of €134,047,760

Registered office: 17 Boulevard Haussmann, 75009 Paris

Paris Trade and Company Registry No. 552 032 534 RCS PARIS

PRELIMINARY NOTICE OF A MEETING

The shareholders are informed that the Board of Directors has decided to call a Combined Ordinary General Meeting and Extraordinary General Meeting to be held at 3 p.m. on Tuesday, April 12, 2005 at the registered office: 17, Boulevard Haussmann, 75009 Paris.

Should the General Meeting be unable to validly transact business because the quorum requirements are not met, it would be rescheduled and held at 3 p.m. on Friday, April 22, 2005 at the Carrousel du Louvre, 99 Rue de Rivoli, 75001 Paris.

The agenda for the meeting will be as follows:

Items within the competence of the Ordinary General Meeting of Shareholders

•	Report from the Board of Directors,

•	Reports from the Statutory Auditors on the financial statements for the year ended December 31, 2004,

•	Special report of the Statutory Auditors on the transactions referred to in article L 225-38 of the Code of Commerce,

•	Approval of the statutory (unconsolidated) financial statements,

•	Approval of the consolidated financial statements,

•	Allocation of the earnings for the fiscal year ended December 31, 2004, as stated in the statutory financial statements, and setting of dividend at €1.35 per share,

•	Approval of the agreements referred to in the special report of the Statutory Auditors,

•	Renewal of the appointment of Mr. Bruno BONNELL as director,

•	Renewal of the appointment of Mr. Michel DAVID-WEILL as director,

•	Renewal of the appointment of Mr. Jacques NAHMIAS as director,

•	Renewal of the appointment of Mr. Jacques VINCENT as director,

•	Ratification of the co-optation of Mr. Hirokatsu HIRANO and renewal of his appointment as director,

•	Ratification of the co-optation of Mr. Jean Laurent,

•	Appointment of Mr. Bernard HOURS as director,

•	Authorization granted to the Board of Directors to purchase, retain or transfer GROUPE DANONE shares,

•	Authorization granted to the Board of Directors to issue ordinary bonds or subordinated securities.

Items within the competence of the Extraordinary General Meeting

•	Report from the Board of Directors,

•	Report from the Statutory Auditors,

•	Delegation of authority to the Board of Directors to issue ordinary shares and securities giving access to share capital, with preferential subscription right of the shareholders,

•	Delegation of authority to the Board of Directors to issue ordinary shares and securities giving access to share capital, without preferential subscription right of the shareholders, but with the possibility of a priority period,

•	Authorization granted to the Board of Directors to increase the number of securities to be issued in the event of a capital increase with or without preferential subscription right of the shareholders,

•	Delegation of authority to the Board of Directors to issue equity securities and securities giving access to the Company’s share capital in the event of a public exchange offer initiated by the Company,

•	Delegation of authority to the Board of Directors to issue equity securities and securities giving access to share capital, within a limit of 10% of the Company’s share capital, in consideration for the contributions-in-kind granted to the Company and comprised of equity securities or securities giving access to share capital,

•	Delegation of authority to the Board of Directors to issue securities giving right to the allocation of debt securities,

•	Delegation of authority to the Board of Directors to increase the Company’s share capital through incorporation of reserves, profits, premiums or any other amounts that may be capitalized,

•	Authorization granted to the Board of Directors to increase the share capital in favor of the members of a company savings plan (Plan d’Epargne Entreprise),

•	Authorization granted to the Board of Directors to grant options giving right to purchase shares,

•	Authorization granted to the Board of Directors to allocate ordinary shares of the Company free of charge,

•	Authorization granted to the Board of Directors to reduce the share capital by canceling shares previously repurchased,

•	Powers to effect formalities.

Shareholders will be asked to vote on the proposed resolutions set out below.

Resolutions within the competence of the Ordinary Meeting

FIRST RESOLUTION

(Approval of the statutory financial statements for the fiscal year ended December 31, 2004)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the report of the Board of Directors as well as the report of the Statutory Auditors on the statutory financial statements, hereby approves the statutory financial statements for the fiscal year ended December 31, 2004, which include the balance sheet, the income statement and the notes, as presented, as well as the transactions reflected in the statutory financial statements and summarized in the reports.

SECOND RESOLUTION

(Approval of the consolidated financial statements for the fiscal year ended December 31, 2004)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the report of the Board of Directors and the reports of the Statutory

Auditors on the consolidated financial statements, hereby approves the consolidated financial statements for the fiscal year ended December 31, 2004, as well as the transactions reflected in the consolidated financial statements and summarized in the reports.

THIRD RESOLUTION

(Allocation of the earnings for the fiscal year ended December 31, 2004, as stated in the statutory financial statements, and setting of dividend at €1.35 per share)

The general meeting of shareholders, acting under the conditions of quorum and majority required for general ordinary meetings, having reviewed the report of the Board of Directors and the report of the Statutory Auditors:

•	acknowledges that the earnings for the fiscal year 2004 amount to €422,978,494.25

•	acknowledges that retained earnings amount to €1,268,339,828.36

At the end of the fiscal year an amount of €4,987,500 corresponding to the exceptional tax amount provided in Article 39 of the French amending finance law for 2004 (loi de finances rectificative pour 2004) was deducted from retained earnings.

Therefore, the available amount for the allocation of earnings amounts to €1,691,318,322.61

•	decides to allocate the total as follows:

•	an amount of €361,928,952.00 to dividends

•	an amount of €1,329,389,370.61 to retained earnings

•	decides to transfer €200,000,000 from the special reserve of long-term capital gains to an ordinary reserve account,

•	decides to transfer €4,987,500 from this ordinary reserve account to retained earnings, increasing it to €1,334,376,870.61.

The general meeting therefore decides to distribute a dividend of €1.35 per share on May 17, 2005. The amount distributed among the shareholders is fully eligible for the 50% allowance provided in Article 158-3 2° of the French tax code (Code Général des Impôts).

In accordance with the provisions of Article L.225-210 of the French Commercial Code (Code de Commerce), the general meeting decides that the amount of the dividend corresponding to shares held by the Company on the payment date will be allocated to the “retained earnings” account.

The dividends distributed for the three previous fiscal years were as follows (These figures are presented before the share split on June 15, 2004):

Fiscal year	Number of shares	Dividend distributed	Tax credit(1)	Total dividend
2001	141 033 427	2.06	1.03	3.09
2002	137 335 122	2.30	1.15	3.45
2003	133 675 493	2.45	1.225	3.675

(1)	The tax credit at a rate of 50% has been used for the purposes of this table.

FOURTH RESOLUTION

(Approval of the agreements referred to in the special report of the Statutory Auditors)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the special report of the Statutory Auditors concerning the agreements referred to in Article L. 225-38 et seq. of the French Commercial Code, acknowledges the conclusions of this report and approves the agreements described referred thereto.

FIFTH RESOLUTION

(Renewal of the appointment of Mr. Bruno BONNELL as director)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, renews the appointment of Mr. Bruno BONNELL as a Director for the period of three years as set in the by-laws.

Mr. Bruno BONNELL’s term of office will expire at the end of the ordinary general meeting called to deliberate upon the financial statements for the fiscal year 2007.

SIXTH RESOLUTION

(Renewal of the appointment of Mr. Michel DAVID-WEILL as director)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings and in accordance with the provisions of the last paragraph of Article 15-II of the Company’s by-laws, renews the appointment of Mr. Michel DAVID-WEILL as a Director for the period of three years as set in the by-laws.

Mr. Michel DAVID-WEILL’s term of office will expire at the end of the ordinary general meeting called to deliberate upon the financial statements for the fiscal year 2007.

SEVENTH RESOLUTION

(Renewal of the appointment of Mr. Jacques NAHMIAS as director)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, renews the appointment of Mr. Jacques NAHMIAS as a Director for the period of three years as set in the by-laws.

Mr. Jacques NAHMIAS’s term of office will expire at the end of the ordinary general meeting called to deliberate upon the financial statements for the fiscal year 2007.

EIGHTH RESOLUTION

(Renewal of the appointment of Mr. Jacques VINCENT as director)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, renews the appointment of Mr. Jacques VINCENT as a Director for the period of three years as set in the by-laws.

Mr. Jacques VINCENT’s term of office will expire at the end of the ordinary general meeting called to deliberate upon the financial statements for the fiscal year 2007.

NINTH RESOLUTION

(Ratification of the co-optation of Mr. Hirokatsu HIRANO and renewal of his appointment as director)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, ratifies the co-optation of Mr. Hirokatsu HIRANO as director by the meeting of the Board of Directors held on April 15, 2004 to replace Mr. Umberto AGNELLI, who is resigning as director, for the remainder of his term of office, i.e., until the end of this meeting.

The general meeting of shareholders renews the appointment of Mr. Hirokatsu HIRANO as a Director for the period of three years as set in the by-laws.

Mr. Hirokatsu HIRANO’s term of office will expire at the end of the ordinary general meeting called to deliberate upon the financial statements for the fiscal year 2007.

TENTH RESOLUTION

(Ratification of the co-optation of Mr. Jean Laurent)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, ratifies the co-optation of Mr. Jean LAURENT as director by the meeting of the Board of Directors held on February 10, 2005 to replace Mr. Jérôme Seydoux, who is resigning as director, for the remainder of his term of office, i.e., until the ordinary general meeting called to deliberate upon the financial statements for the fiscal year 2005.

ELEVENTH RESOLUTION

(Appointment of Mr. Bernard HOURS as director)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, appoints, on the Board of Directors’ proposal, Mr. Bernard HOURS as director for the period of three years as set in the  by-laws, i.e., until the ordinary general meeting called to deliberate upon the financial statements for the fiscal year 2007. Mr. Bernard HOURS is appointed as director to replace Mr. Jean Gandois, whose term of office as director expires at this general meeting.

TWELFTH RESOLUTION

(Authorization granted to the Board of Directors to purchase, retain or transfer GROUPE DANONE shares)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the prospectus (note d’information) drawn up at the time of the share repurchase program and approved by the Autorité des Marchés Financiers (AMF), and having consulted the report of the Board of Directors, hereby:

Authorizes the Board of Directors to purchase the Company’s shares pursuant to the provisions of Articles L. 225-209 et seq. of the French Commercial Code.

The purchase of the Company’s shares may be executed for the purpose of:

•	either the allocation of options for the purchase of shares to the Company’s employees and officers (mandataires sociaux) as well as employees and officers of companies or economic interest groups in which the Company holds, directly or indirectly, at least 10% of the share capital or voting rights, or the implementation of share purchase plans for employees,

•	the free allocation of shares to employees and/or officers (mandataires sociaux) pursuant to Articles L. 225-197-1 et seq. of the French Commercial Code,

•	the delivery of securities upon the exercise of rights attached to securities giving right to share capital,

•	their delivery for payment or exchange particularly in regards to external growth transactions, or

•	if applicable, their cancellation to adjust the Company’s financial structure in order to achieve the best possible balance between equity and debt; the latter option is subject to the vote by the extraordinary general meeting of shareholders on a specific resolution,

•	market-making in the secondary market or the liquidity of the Groupe Danone share by a financial services intermediary (Prestataire de services d’investissement) pursuant to a liquidity agreement in conformity with a code of ethics approved by the Autorité des Marchés Financiers (AMF).

The acquisition, sale, transfer or exchange of these shares may be executed by any means on the stock market or over-the-counter. These means may include the use of any derivative securities, traded on a regulated market or over-the-counter market, as well as the implementation of options strategies (purchase and sale of put and call options and all related combinations thereof), provided that the means so used are not of a nature to significantly increase the price volatility of the shares. These transactions may be executed in the periods that the Board of Directors deems appropriate. The repurchase program may be carried out entirely through block trades.

These transactions may be executed at any time, including during a public tender offer, within the limits allowed by the applicable regulations.

Maximum purchase price:	€100
Minimum selling price:	€60
Maximum number of shares that may be purchased:	18,000,000 shares
Maximum authorized amount of purchase:	€1,800,000,000

In the event of a capital increase achieved by incorporating reserves and allocating free shares or through a stock split or a reverse stock split, the prices indicated above will be adjusted by a coefficient equal to the ratio between the number of shares comprising share capital before the transaction and the number of shares existing after the transaction.

In order to implement this authorization, full powers are granted to the Board of Directors, with the right to sub-delegate, to:

•	place all orders on or off the market,

•	conclude all agreements, for purposes of, among other things, the maintenance of the share purchase and sale registries,

•	file all the necessary declarations and formalities of the Autorité des Marchés Financiers (AMF) or any other authority,

•	carry out all other formalities and take generally all necessary measures.

The Board of Directors should notify the general meeting of shareholders of the transactions carried out in application of this resolution.

This resolution voids and replaces the authorization granted by the Combined General Meeting of Shareholders of April 15, 2004 in its twelfth resolution and is granted for an 18-month period from the date of this general meeting.

THIRTEENTH RESOLUTION

(Authorization granted to the Board of Directors to issue ordinary bonds or subordinated securities)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, and in accordance with article 27 of the by-laws, having reviewed the Board of

Directors’ report, authorizes the Board of Directors to carry out, in France or abroad, the issuance of ordinary bonds or subordinated securities, with or without a fixed term of up to a maximum nominal amount of €2 billion or the exchange value of this sum expressed in other currencies.

The Board of Directors shall have full power to:

•	implement this authorization, on one or more occasions, and in the proportions, periods and conditions that it deems favorable,

•	determine the characteristics of the securities to be issued, decide upon and take all the necessary measures in carrying out any such issuances, particularly in fixing the conditions of redemption, whether in cash or in securities.

This authorization is granted for a five-year period as from the date of this general meeting.

This resolution voids and replaces the authorization granted by the Combined General Meeting of shareholders of April 11, 2003 in its 12th resolution.

RESOLUTIONS WITHIN THE COMPETENCE OF THE EXTRAORDINARY GENERAL MEETING

FOURTEENTH RESOLUTION

(Delegation of authority to the Board of Directors to issue ordinary shares and securities giving access to share capital, with preferential subscription right of the shareholders)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings and in accordance with Articles L. 225-129 to L. 225-129-6, L. 228-91 and L. 228-92 of the French Commercial Code, having reviewed the Board of Directors’ report and the special report of the Statutory Auditors and acknowledged that the share capital is fully paid up, delegates to the Board of Directors the authority to decide on the issuance of, on one or more occasions, in the proportions and periods that it deems favorable, in France and abroad, either in euros or any foreign currency, and with the maintenance of the preferential subscription right of the shareholders, (i) ordinary shares of the Company and (ii) securities giving access to the Company’s share capital.

The securities giving access to the Company’s share capital thereby issued may consist of debt securities or be combined with the issuance of such securities or allow their issuance as intermediate securities. They may take on the form of subordinated or unsubordinated securities, with or without a fixed term, and issued in either euros or a foreign currency.

The Board of Directors may, within legal limits, delegate to the Managing Director (directeur général), or with his approval, to one or more Assistant Managing Directors (directeurs généraux délégués), the authority that is delegated to him pursuant to this authorization.

a) The maximum increase in Groupe Danone’s share capital resulting from all issuances realized either immediately and/or in the future pursuant to this delegation is fixed at an amount of €45 million.

It is noted that the limit indicated in paragraph (a) above is determined without having taken into account the nominal value of the ordinary shares of the Company to be issued, if applicable, pursuant to the adjustments made in order to protect the interests of the holders of rights attached to securities giving access to the Company’s share capital, in accordance with applicable legal and regulatory provisions and contractual stipulations.

b) All of the issuances of securities representing debt giving access to the Company’s share capital carried out by virtue of this delegation shall not exceed a limit of €2 billion in nominal value (or the exchange value of this amount for an issuance in a foreign currency or monetary unit determined by a reference of several currencies); this limit is the same for all of the issuances (i) of securities representing debt giving access to the Company’s share capital, which may be carried out by virtue of the delegations granted in the 15th, 16th, 17th, and 18th resolutions submitted to this general meeting, but is different from the limit determined in the 13th resolution for the issuance of ordinary bonds or subordinated securities, and (ii) of securities giving right to the allocation of debt securities and debt securities to which these securities shall give right, carried out by virtue of the 19th resolution submitted to this general meeting. This limit of €2 billion shall be separate and distinct from the limit set forth in the 13th resolution for the issuance of ordinary bonds or subordinated securities.

In calculating the limit set forth in paragraph (b) above, the exchange value in euros of the nominal value of securities representing debt and giving access to the Company’s share capital issued in foreign currencies shall be determined on the date of the issuance.

Shareholders may exercise, in accordance with the provisions of the law, their preferential subscription right on a pro rata basis (droit préférentiel de souscription à titre irréductible). The Board of Directors may furthermore grant to shareholders the right to subscribe to securities in addition to those to which they are entitled as a matter of law, in proportion to their subscription rights and, in any case, limited to the number of securities requested (droit préférentiel de souscription à titre réductible).

If the amount of subscriptions as a matter of law and, if applicable, by request as discussed above, does not attain the amount of the entire issuance of securities, the Board of Directors may, at its option, limit the issuance to the amount of subscriptions received, provided this amounts to at least three-quarters of the approved issuance, and, at its discretion, allocate the non-subscribed securities and/or offer them to the public.

The general meeting acknowledges that this delegation entails de jure the waiver by the shareholders of their preferential subscription right to the Company’s ordinary shares, to which the securities that would be issued on the basis of this delegation would give right, for the benefit of the holders of securities giving access to the Company’s share capital and issued by virtue of this delegation.

The Board of Directors shall have the necessary powers to carry out this resolution, determine the conditions of the issuance, to record the resulting increases in share capital, and to proceed with, as necessary, any adjustments to take into account the impact of the transactions on the Company’s share capital, determine the terms and conditions according to which the preservation of the rights of the holders of securities giving access to the Company’s share capital shall be ensured, in accordance with applicable legal, regulatory and contractual provisions, amend the by-laws accordingly, charge the fees and expenses to the issue premium and take generally all necessary measures.

The Board of Directors will set the issuance price of the ordinary shares or the securities giving access to the Company’s share capital. The sum received immediately by the Company, increased, if applicable, by the sum that may be received at a later date by the Company, shall be at least equal to the nominal value for each ordinary share issued.

This delegation is granted for a 26-month period as from the date of this general meeting and voids and replaces the delegation granted by the general meeting of shareholders of April 15, 2004 in its 13th resolution.

FIFTEENTH RESOLUTION

(Delegation of authority to the Board of Directors to issue ordinary shares and securities giving access to share capital, without preferential subscription right of the shareholders, but with the possibility of a priority period)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings and in accordance with Articles L. 225-129 to L. 225-129-6, L. 228-91 and

L. 228-92 of the French Commercial Code, having reviewed the Board of Directors’ report and the special report of the Statutory Auditors and acknowledged that the share capital is fully paid up, delegates authority to the Board of Directors to decide on the issuance, on one or more occasions, in the proportions and periods that it deems favorable, in France and abroad, either in euros or any foreign currency, through a public offering of (i) ordinary shares of the Company and (ii) securities giving access to the Company’s share capital.

The general meeting decides to waive the preferential subscription right of the shareholders to these ordinary shares and securities giving access to the Company’s share capital to be issued.

The securities giving access to the Company’s share capital so issued may consist of debt securities or be combined with the issuance of such securities or allow their issuance as intermediate securities. They may take on the form of subordinated or unsubordinated securities, with or without a fixed term, and issued in either euros or a foreign currency.

The Board of Directors may, in accordance with legal limits, delegate to the Managing Director (directeur général), or with his approval, to one or more Assistant Managing Directors (directeurs généraux délégués), the authorization that is delegated to him pursuant to this authorization.

a) The maximum increase in Groupe Danone’s share capital resulting from all issuances realized either immediately and/or in the future pursuant to this delegation is fixed at €33 million; this limit is the same for the capital increases by virtue of the delegations granted in the 16th, 17th, and 18th resolutions submitted to this general meeting.

It is noted that the limit indicated in paragraph (a) above is determined without having taken into account the nominal value of the ordinary shares of the Company to be issued, if applicable, pursuant to the adjustments made in order to preserve the interests of the holders of rights attached to securities giving access to the Company’s share capital, in accordance with applicable legal and regulatory provisions and contractual stipulations.

b) All of the issuances of securities representing debt giving access to the Company’s share capital carried out by virtue of this delegation shall not exceed a limit of €2 billion in nominal value (or the exchange value of this amount for an issuance in a foreign currency or monetary unit determined by a reference of several currencies); this limit is the same for all of the issuances (i) of securities representing debt giving access to the Company’s share capital, which may be carried out by virtue of the delegations granted in the 14th, 16th, 17th, and 18th resolutions submitted to this general meeting, but is different from the limit determined in the 13th resolution for the issuance of ordinary bonds and subordinated securities, and (ii) of securities giving right to the allocation of debt securities and debt instruments to which these securities shall give right, carried out by virtue of the 19th resolution submitted to this general meeting; this limit of €2 billion shall be separate and distinct from the limit set forth in the 13th resolution for the issuance of ordinary bonds or subordinated securities.

In calculating the limit set forth in paragraph (b) above, the exchange value in euros of the nominal value of the securities representing debt and giving access to the Company’s share capital issued in foreign currencies shall be determined on the date of the issuance.

The Board of Directors may grant, for the benefit of shareholders, a priority period for all or part of the issuance for the subscription of ordinary shares or securities. It shall determine the terms and conditions of exercise of such period in accordance with legal provisions. This priority period shall not entail the creation of transferable rights.

If the amount of subscriptions, including, if applicable, those of the shareholders, does not attain the amount of the entire issuance, the Board of Directors may limit the amount of the issuance to the amount of the subscriptions received, provided this reaches at least three-quarters of the approved issuance.

The general meeting acknowledges that this delegation entails, de jure, the waiver by the shareholders of their preferential subscription right to the Company’s ordinary shares, to which the securities that would be issued on the basis of this delegation would give right, for the benefit of the holders of securities giving access to the Company’s share capital, and issued by virtue of this delegation.

The Board of Directors shall have the necessary powers to implement this resolution, determine the conditions of the issuance, record the resulting increases in share capital, amend the by-laws accordingly, charge the fees and expenses to the issue premium and take generally all necessary measures. It is specifically stated that:

(a)	the issuance price of the ordinary shares shall be at least equal to the nominal value provided in the applicable legal and regulatory provisions at the time that this delegation is implemented, after adjustment of this amount, if necessary, to take into account the difference in the date from which the shares carry rights to the dividend;

(b)	the issuance price of the securities giving access to share capital shall be such that the sum received immediately by the Company increased, if applicable, by the sum that may be received at a later date by the Company for each ordinary share issued as a result of the issuance of securities shall be at least equal to the amount set forth in paragraph (a) above after adjustment, if necessary, of this amount to take into account the difference in the date from which the shares carry rights to the dividend.

This delegation is granted for a 26-month period as from the date of this general meeting and voids and replaces the delegation granted by the general meeting of shareholders of April 15, 2004 in its 14th resolution.

SIXTEENTH RESOLUTION

(Authorization granted to the Board of Directors to increase the number of securities to be issued in the event of a capital increase with or without preferential subscription right of the shareholders)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the Board of Directors’ report and the special report of the Statutory Auditors, and acting in accordance with Article L. 225-135-1 of the French Commercial Code, resolves that the Board of Directors may decide to increase the number of securities to be issued, for any issuance approved by virtue of the above 14th and 15th resolutions, and for the same price, in accordance with the conditions of the above-mentioned Article L. 225-135-1 and in compliance with the limits provided in the aforementioned resolutions.

The Board of Directors may delegate, in accordance with legal provisions, the power granted to him pursuant to this resolution to the Managing Director (directeur général) or, with his approval, to one or more Assistant Managing Directors (directeurs généraux délégués).

This delegation is granted for a 26-month period as from the date of this general meeting.

SEVENTEENTH RESOLUTION

(Delegation of authority to the Board of Directors to issue equity securities and securities giving access to the Company’s share capital in the event of a public exchange offer initiated by the Company)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the Board of Directors’ report and the special report of the Statutory Auditors, and acting in accordance with Articles L. 225-129 to L. 225-129-6, L. 225-148 and L. 228-91 and L. 228-92 of the French Commercial Code, delegates to the Board of Directors the authority to decide on the issuance of the Company’s equity securities or securities giving access to the Company’s share capital, in consideration for securities tendered in a public exchange offer initiated by the Company for another company’s securities which are listed on one of the regulated markets provided in the above-mentioned Article L. 225-148, and decides, to the extent necessary, to waive the shareholders’ preferential subscription right to the equity securities and securities to be issued for the benefit of the holders of these securities.

The general meeting of shareholders acknowledges that this delegation entails, de jure, the waiver by the shareholders of their preferential subscription rights to the Company’s equity securities, to which the securities that will be issued pursuant to this delegation may give right, for the benefit of the holders of securities giving access to the Company’s share capital issued by virtue of this delegation.

The Board of Directors may delegate, in accordance with legal provisions, the authority granted to him pursuant to this resolution to the Managing Director (directeur général) or, with his approval, to one or more Assistant Managing Directors (directeurs généraux délégués).

The issuances carried out pursuant to this delegation should comply with the limits set forth in the 15th resolution submitted for approval to this general meeting.

The general meeting of shareholders grants to the Board of Directors all necessary powers to carry out the issuances of equity securities and/or securities in consideration for the tendered shares pursuant to the above-mentioned public exchange offers and to take generally all necessary measures, in accordance with the conditions and limits set forth in the 15th resolution.

This delegation is granted for a 26-month period as from the date of this general meeting and voids and replaces the delegation granted by the general meeting of shareholders of April 15, 2004 in its 14th resolution.

EIGHTEENTH RESOLUTION

(Delegation of authority to the Board of Directors to issue equity securities and securities giving access to share capital, within a limit of 10% of the Company’s share capital, in consideration for the contributions-in-kind granted to the Company and comprised of equity securities or securities giving access to share capital)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the Board of Directors’ report, and acting in accordance with Article L. 225-147 of the French Commercial Code, delegates to the Board of Directors the authority to decide on, within the limit of 10% of the Company’s share capital, according to the report of the special auditor(s) appointed by the Chairman of the French commercial court to assess the contributions as provided in the 1st and 2nd paragraphs of the above-mentioned Article L. 225-147, the issuance of the Company’s equity securities or securities giving access to the Company’s share capital, in consideration for the contributions-in-kind granted to the Company and comprised of equity securities or securities giving access to share capital, when the provisions of Article L. 225-148 of the French Commercial Code are not applicable, and decides, to the extent necessary, to waive, for the benefit of the holders of these securities, the shareholders’ preferential subscription right to the equity securities and securities to be issued.

The general meeting of shareholders acknowledges that this delegation entails de jure the waiver by the shareholders of their preferential subscription rights to the Company’s equity securities, to which the securities that will be issued pursuant to this delegation may give right, for the benefit of the holders of securities giving access to the Company’s share capital issued by virtue of this delegation.

In addition to the legal limit of 10% of the Company’s share capital provided in Article L. 225-147 of the French Commercial Code, the issuances carried out by virtue of this delegation should comply with the limits set forth in the 15th resolution submitted for approval to this general meeting.

The Board of Directors shall have full power to implement this resolution, in particular, to examine the report of the special auditor(s) appointed by the Chairman of the French commercial court (as described in the 1st and 2nd paragraphs of the above-mentioned Article L. 225-147) on his or their assessment of the contributions and the grant of certain advantages and their values, to acknowledge the completion of the capital increases carried out by virtue of this delegation, amend the by-laws accordingly, carry out all necessary formalities and request all authorizations for the realization of these contributions, and to take generally all necessary measures.

The Board of Directors may delegate, in accordance with legal provisions, the authority granted to him pursuant to this resolution to the Managing Director (directeur général) or, with his approval, to one or more Assistant Managing Directors (directeurs généraux délégués).

This delegation is granted for a 26-month period as from the date of this general meeting.

NINETEENTH RESOLUTION

(Delegation of authority to the Board of Directors to issue securities giving right to the allocation of debt securities)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the Board of Directors’ report and the special report of the Statutory Auditors, and acting in accordance with Articles L. 225-129 to L. 225-129-6 and L. 228-92 of the French Commercial Code, delegates to the Board of Directors the authority to decide on the issuance, on one or more occasions, in the proportions and at the times that it deems appropriate, in France and abroad, either in euros or in a foreign currency, securities giving the right to the allocation of debt securities such as bonds, similar securities, subordinated securities with or without a fixed term and any other securities in the same issuance granting the same right to debt of the Company.

The securities giving right to the Company’s debt securities thereby issued may consist of debt securities or allow their issuance as intermediate securities. They may take the form of subordinated or unsubordinated securities, with or without a fixed term, and be issued in either euros or a foreign currency.

All of the issuances of (i) securities representing debt giving right to the allocation of debt securities and (ii) debt securities to which these securities give right, carried out by virtue of this delegation, shall not exceed a limit of a nominal value €2 billion (or the exchange value of this amount in the event of an issuance in a foreign currency or monetary unit determined by a reference of several currencies); this limit is the same for all of the issuances of securities representing debt giving access to the Company’s share capital, carried out by virtue of the delegations granted in the 14th, 15th, and 16th resolutions submitted for approval to this general meeting. This limit of €2 billion shall be distinct from the limit set forth in the 13th resolution for the issuance of ordinary bonds or subordinated securities.

In calculating the limit set forth in the above paragraph, the exchange value in euros of the nominal value of the securities representing debt giving right to the allocation of debt securities and debt securities to which these securities give right issued in foreign currencies shall be determined on the date of issuance.

The Board of Directors may delegate, in accordance with legal provisions, the authority granted to him pursuant to this resolution to the Managing Director (directeur général) or, with his approval, to one or more Assistant Managing Directors (directeurs généraux délégués).

The Board of Directors shall have full power to implement this resolution, particularly in regards to:

•	proceeding with the aforementioned issuances within the above-mentioned limit, determining the date of such issuances, the nature, the amounts and the issuance currency;

•

determining the characteristics of the securities to be issued and of the debt securities to which the securities shall give right to allocation, and, particularly, their nominal value and their date of maturity, their issuance price, with premium, if applicable, their interest rate, either fixed or variable, and the payment date or in the event of securities with a variable interest rate, the terms and conditions for the determination of their interest rate or the conditions for the deferral of interest;

•	setting in accordance with market conditions the terms and conditions of the redemption on and/or early redemption of the securities to be issued and of the debt securities to which the securities shall give right to allocation and, if applicable, with a fixed or variable premium or repurchase by the Company;

•	if applicable, deciding on granting a guarantee or a security to the securities to be issued as well as to the debt securities to which the securities shall give right to allocation and determining their nature and characteristics; and

•	taking generally all necessary measures.

This delegation is granted for a 26-month period as from the date of this general meeting.

TWENTIETH RESOLUTION

(Delegation of authority to the Board of Directors to increase the Company’s share capital through incorporation of reserves, profits, premiums or any other amounts that may be capitalized)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the Board of Directors’ report, and acting in accordance with Articles L. 225-129 to L. 225-129-6 and L. 225-130 of the French Commercial Code, delegates to the Board of Directors the authority to decide on increasing the share capital, on one or more occasions, at the times and under the conditions that it deems favorable, through the incorporation of reserves, profits, premiums or any other amounts that may be capitalized, followed by the issuance and the free allocation of shares or the increase of the nominal value of the existing ordinary shares, or any combination of these two methods.

The general meeting decides that rights corresponding to fractional shares may neither be negotiable nor transferable and that the corresponding shares shall be sold. The amounts from the sale shall be distributed to the holders of the rights within the applicable legal time period.

The total amount of the increase of share capital that may be achieved, immediately or in the future, pursuant to this resolution is fixed at €33 million. This limit is set (i) without taking into account the nominal value of the Company’s ordinary shares to be issued, if applicable, in relation to the adjustments carried out in order to protect the interests of holders of rights attached to the securities that shall be issued on the basis of this delegation, in accordance with legal and regulatory requirements as well as applicable contractual provisions and (ii) independently from the limits on the share capital increases resulting from the issuances of the equity securities or securities giving access to the Company’s share capital as authorized in the above-mentioned resolutions 14th to 18th.

The Board of Directors shall have full power in implementing this resolution, particularly in regards to:

•	determining the terms and conditions of the authorized transactions and particularly deciding on the amount and the nature of the reserves and premiums to incorporate into the share capital, determining the number of new shares to issue or the amount to which the nominal value of the existing shares comprising the share capital will be increased, deciding on the date (even retroactive) from which the new shares will carry right to dividends or the date on which the increase in their nominal value will take effect;

•	taking all necessary measures to protect the rights of the holders of securities giving access to the share capital on the day of the capital increase;

•	acknowledging the capital increase resulting from the issuance of shares; amending the by-laws accordingly and carrying out all necessary publicity formalities;

•	and generally taking all measures and completing all formalities required to ensure the success of each capital increase.

The Board of Directors may delegate, in accordance with legal provisions, the authority granted to him pursuant to this resolution to the Managing Director (directeur général) or, with his approval, to one or more Assistant Managing Directors (directeurs généraux délégués).

This delegation is granted for a 26-month period as from the date of this general meeting and voids and replaces any previous delegation to increase the Company’s share capital through the incorporation of reserves, profits or premiums.

TWENTY-FIRST RESOLUTION

(Authorization granted to the Board of Directors to increase the share capital in favor of the members of a company savings plan (Plan d’Epargne Entreprise))

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the report of the Board of Directors as well as the special report from the Statutory Auditors, and acting in accordance with Articles L. 225-129-6 and L. 225-138-1 of the French Commercial Code and Articles L. 443-1 et seq. of the French Labor Code (Code du Travail), authorizes the Board of Directors to increase the Company’s share capital, at its discretion, on one or more occasions, at the times and under the conditions that it deems favorable, through the issuance of ordinary shares or securities giving access to the Company’s ordinary shares reserved for the employees of Groupe Danone and employees of companies or economic interest groups in which Groupe Danone holds, directly or indirectly, 10% of the share capital or voting rights.

The total amount of the increase of share capital that may be achieved pursuant to this resolution may not exceed the nominal amount of €2 million. This limit is set (i) without taking into account any adjustments carried out in order to protect the interests of the holders of the rights attached to the securities that shall be issued on the basis of this delegation, in accordance with legal and regulatory requirements as well as applicable contractual provisions and (ii) independently from the limits on share capital increases resulting from issuances of ordinary shares or securities giving access to the Company’s share capital as authorized in the above-mentioned resolutions 14th to 18th.

The general meeting decides to waive in favor of the beneficiaries, as defined above, the shareholders’ preferential subscription right to the ordinary shares or securities giving access to ordinary shares to be issued according to this resolution and to waive any right to the shares or other securities allocated free of charge on the basis of this delegation.

The general meeting decides to set the discount offered under the company’s savings plan at 20% of the average of Groupe Danone’s opening share prices listed on Eurolist of Euronext during the twenty trading sessions preceding the date of the decision setting the opening date for subscription. The Board of Directors may reduce such discount if it deems appropriate.

The general meeting grants the Board of Directors full power in implementing this resolution, particularly in regards to:

•	determining the characteristics, the amount and terms of each issuance of shares or securities giving access to ordinary shares of the Company,

•	determining if the subscriptions may be made directly by the beneficiaries or through a collective investment undertaking,

•	determing the terms and conditions of paying up the issued securities,

•	setting the date from which the shares will carry rights to dividends and, if applicable, the date on which the securities that will be issued,

•	setting the opening and closing dates of the subscriptions,

•	acknowledging the completion of the capital increase through the issuance of ordinary shares at the amount of ordinary shares actually subscribed,

•	on its sole decision and if it deems necessary, charging the expenses of capital increases to the amount of the premiums associated to these increases, and deducting from this amount the sums needed to bring the legal reserve to one-tenth of the new capital after each share capital increase, and

•	taking all measures to carry out the increases of capital, completing the formalities resulting therefrom, in particular those related to the listing of the issued securities, amending the by-laws accordingly, and taking generally all necessary measures.

The Board of Directors may delegate, in accordance with legal provisions, the authority granted to him pursuant to this resolution to the Managing Director (directeur général) or, with his approval, to one or more Assistant Managing Directors (directeurs généraux délégués).

This delegation is granted for a 26-month period as from the date of this general meeting and voids and replaces the delegation granted by the general meeting of shareholders of April 15, 2004 in its 15th resolution.

TWENTY-SECOND RESOLUTION

(Authorization granted to the Board of Directors to grant options giving right to purchase shares)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the report of the Board of Directors as well as the special report of the Statutory Auditors,

Authorizes the Board of Directors, in accordance with Articles L. 225-177 to L. 225-186 of the French Commercial Code, to grant, on one or more occasions, for the benefit of personnel that it shall select among the employees and for the benefit of eligible officers (mandataires sociaux) or only certain among them of Groupe Danone and the employees of companies or economic interest groups in which Groupe Danone holds, directly or indirectly, at least 10% of the share capital or voting rights, options giving right to acquire existing shares of the Company.

The total number of shares that may be acquired by the exercise of options shall not exceed three million of the Company’s shares.

The options shall have a maximum exercise period of ten years.

Therefore, the general meeting gives full power to the Board of Directors to:

•	proceed with the nominative allocation of options,

•	set the terms and conditions of options, in particular:

•	determine the length of validity for the options according to the limits set forth above,

•	set the date(s) or the exercise periods; it being understood that the Board of Directors shall have the possibility of (a) accelerating the date(s) or the exercise periods, (b) maintaining the exercisability of the options (c) modifying the dates or periods in which the shares acquired from the exercise of options may not be sold or registered in bearer form,

•	provide for stipulations, if any, that prohibit the immediate resale of all or part of the shares acquired by the exercise of options. The holding period for the acquired shares shall not exceed three years as from the exercise of the option,

•	if applicable, limit, suspend, restrict or prohibit the exercise of options or sale of shares acquired from the exercise of options during certain periods or as from certain events. This decision may cover all or a part of the options or shares and concern all or a part of the beneficiaries,

•	if necessary, proceed with adjustments in the number and price of the shares that may be obtained by the exercise of options according to the applicable legal and regulatory requirements.

Subject to legal requirements, the Board of Directors shall determine the exercise price for the options. This price shall not be less than 100% of the opening share prices listed during the twenty trading days sessions preceding the date on which the Board of Directors allocates the options.

The Board of Directors may use this authorization, on one or more occasions, for a 26-month period as from the date of this general meeting.

This authorization voids and replaces the earlier authorization granted by the combined general meeting of shareholders of April 11, 2003 in its 15th resolution.

TWENTY-THIRD RESOLUTION

(Authorization granted to the Board of Directors to allocate ordinary shares of the Company free of charge)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the report of the Board of Directors as well as the special report from the Statutory Auditors, authorizes the Board of Directors, in accordance with Article L. 225-197-1 et seq of the French Commercial Code, to proceed with, on one or more occasions and under the conditions that it shall determine, within the limits set forth by this resolution, allocations free of charge of existing ordinary shares or ordinary shares to be issued according to the following conditions:

•	the existing shares that may be allocated pursuant to this resolution may be acquired by the Company, either according to Article L. 225-208 of the French Commercial Code or, if applicable, within the framework of a share repurchase program authorized by the 12th resolution submitted to this general meeting in accordance with Article L. 225-209 of the French Commercial Code or any other share repurchase program applicable at an earlier or later period;

•	concerning to the shares to be issued, the general meeting of shareholders grants the Board of Directors the necessary authorizations to increase the Company’s share capital on one or more occasions (by incorporating into the share capital the issue premiums, reserves, profits or any other amounts that may be legally capitalized) resulting from the free allocation or newly-issued ordinary shares by the Company.

The beneficiaries shall be the employees and/or officers (mandataires sociaux) of Groupe Danone and of companies and economic interest groups in which Groupe Danone holds, directly or indirectly, at least 10% of the share capital or voting rights.

The total number of ordinary shares to be allocated free of charge pursuant to this delegation shall not represent more than 0.4% of the Company’s share capital, i.e., one million ordinary shares of the Company as at the date of this general meeting.

The minimum acquisition period is fixed at two years.

The Board of Directors shall determine, at the time of each allocation, the acquisition period at the end of which the allocation of ordinary shares shall become definitive. This period shall not be less than the minimum period of two years set forth in this authorization.

The minimum obligatory holding period is fixed at two years.

The Board of Directors shall determine, at the time of each allocation, the obligatory holding period, which shall commence as from the definitive allocation of ordinary shares. This period shall not be less than the minimum period of two years set forth in this authorization.

The general meeting acknowledges and resolves that, to the extent necessary, this authorization entails, for the benefit of the beneficiaries of the allocations of ordinary shares to be issued, the waiver by the shareholders of their preferential subscription and allocation right to the ordinary shares that will be issued to the extent of the definitive allocation of shares, and more generally, to any right to the ordinary shares allocated free of charge or to the portion of the reserves, profits, or issue premium that shall be used, if applicable, in the event of an issuance of new shares, on the basis of this authorization.

The general meeting grants the Board of Directors full power, within the limits set forth above, in implementing this resolution, particularly in regards to:

•	proceeding with the allocations of shares free of charge,

•	determining the conditions and, if applicable, the criteria for the allocation of ordinary shares,

•	setting the dates in which the allocations free of charge will occur, in accordance with the legal requirements and limits,

•	determining the identity of the beneficiaries, the number of ordinary shares attributed to each of them, the terms and conditions of the allocation of ordinary shares, and in particular the acquisition and holding periods for the ordinary shares allocated free of charge,

•	deciding to proceed with, within the acquisition period of the allocated shares, in accordance with the terms that it shall set, any adjustments in order to take into account the impact of the transactions on the Company’s share capital and, in particular, determining the conditions in which the number of allocated ordinary shares will be adjusted,

•	determining the terms and conditions of the issuances that will be carried out by virtue of this authorization as well as the dividend date of the new shares, and

•	more generally and with the right to sub-delegate in accordance with legal requirements, entering into any agreements, drafting all documents, acknowledging the completion of the capital increases following the definitive allocations, amending the by-laws accordingly, requesting the listing of the new shares on Eurolist of Euronext Paris S.A. or any other regulated market in France or abroad, carrying out all formalities and filings with the competent authorities and taking generally all necessary measures.

Every year, the Board of Directors shall inform the general meeting of shareholders of the allocation carried out pursuant to this resolution and in accordance with legal requirements, particularly Article L. 225-197-4 of the French Commercial Code.

The Board of Directors may use this authorization, on one or more occasions, for a 26-month period as from the date of this general meeting.

TWENTY-FOURTH RESOLUTION

(Authorization granted to the Board of Directors to reduce the share capital by canceling shares previously repurchased)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the report of the Board of Directors as well as the special report of the Statutory Auditors, and acting in accordance with Articles L. 225-209 et seq. of the French Commercial Code:

•

authorizes the Board of Directors to reduce the share capital by canceling on one or more occasions, within the limit of 10% of the share capital authorized by law in any 24-month period, all or part of the

Groupe Danone shares acquired within the framework of the share repurchase program that was authorized by the shareholders at earlier general meetings or by share repurchase programs authorized after the date of this meeting;

•	decides that the excess of the repurchase price of the shares over their par value shall be charged to the “Issue Premium” account or to any other available reserve account, including the legal reserve, within the limit of 10% of the reduction of share capital achieved; and

•	delegates full power to the Board of Directors, with the right of sub-delegation, in accordance with legal requirements, to carry out, acting alone, the cancellation of all shares thus acquired, to proceed with the resulting reduction of share capital, and the aforementioned deduction, as well as to modify Article 6 of the by-laws accordingly.

This authorization is granted for a 24-month period as from the date of this general meeting and voids and replaces any previous authorization granted to the Board of Directors to reduce the share capital through the cancellation of shares.

TWENTY-FIFTH RESOLUTION

(Powers to effect formalities)

The general meeting of shareholders gives full power to any bearer of an original, a copy or an excerpt of these minutes to make all legal and administrative formalities and carry out all filings and any publicity required by law.

In order to attend or be represented at the Meeting:

•	Shareholders who own registered shares must be registered with the company at least one day prior to the date of the Meeting;

•	Shareholders who own bearer shares must file with the registered office at least one day prior to the date of the Meeting, or with any of the banks listed below at least three days prior to the date of the Meeting, a certificate issued by an authorized agent attesting that the shares have been blocked until the date of the Meeting:

•	LAZARD FRERES BANQUE, 121 Boulevard Haussmann, 75008 PARIS,

•	CREDIT LYONNAIS, 19 Boulevard des Italiens, 75002 PARIS,

•	BANQUE DE NEUFLIZE, 3 Avenue Hoche, 75008 PARIS,

•	CIC, 66 Rue de la Victoire, 75009 PARIS,

•	SOCIETE GENERALE, 29 Boulevard Haussmann, 75009 PARIS,

•	BANQUE TRANSATLANTIQUE, 26 Avenue Franklin Roosevelt, 75008 PARIS,

•	CREDIT DU NORD, 59 Boulevard Haussmann, 75009 PARIS,

•	LYONNAISE DE BANQUE, 8 Rue de la République, 69001 LYON,

•	BNP PARIBAS SECURITIES SERVICES, 3 Rue d’Antin, 75002 Paris,

•	FORTIS BANK, 3 Montagne du Parc, B – 1000 BRUXELLES (Belgique),

•	CALYON, 9 Quai du Président Paul Doumer, 92400 COURBEVOIE,

•	LOMBARD ODIER DARIER HENTSCH, 11 Rue de la Corraterie, 1204 GENEVE (Suisse),

•	BANK SARASIN & Co, 107 Freierstrasse, BALE (Suisse),

•	J. VONTOBEL & CIE, Bahnhofstrasse 3, ZURICH (Suisse),

•	BANQUE WORMS, 1 Place des Degrés, 92059 PARIS LA DEFENSE,

•	LAZARD BROTHERS & Co Limited, 21 Moorfields, LONDRES (Royaume-Uni),

•	IXIS IS, 56 Rue de Lille, 75007 PARIS.

Any shareholder who satisfies the legal requirements and wishes to request that draft resolutions be added to the agenda in accordance with Article 130 of Decree No. 67-236 of March 23, 1967 should send a request to the registered office in the form required by law and no later than ten days after publication of this notice.

Mail ballot forms and proxy forms will be sent to all registered shareholders.

Any holder of bearer shares wishing to vote by mail can obtain a mail ballot form from any of the banks listed above. The form should be requested by registered letter, return receipt requested, and should reach the bank at least six days prior to the date of the Meeting.

Mail ballots can only be counted if they are received by one of the aforementioned banks or by the company at its office at 15 Rue du Helder, 75439 Paris Cedex 09, at least three days prior to the date of the Meeting.

In cases where a proxy form or mail ballot form is returned by an authorized agent, the Company reserves the right to question this agent to obtain the identity of the persons voting.

GROUPE DANONE shareholders may vote by internet prior to the Combined Ordinary and Extraordinary General Meeting.

Shareholders will be notified of the procedures and conditions for voting by internet in the official Notice of Shareholders’ Meeting published in the B.A.L.O.

THE BOARD OF DIRECTORS

This summary report is a summary of information contained in Groupe Danone’s full annual report. It does not contain sufficient information to allow a full understanding of the Group’s results or activities. For further information, the full annual report should be consulted. A copy of the annual report may be obtained, free of charge, at the addresses shown below or downloaded from Groupe Danone’s Web Site.

Holders of ADSs may request copies of Groupe Danone’s annual report by calling Citibank, N.A., ADR Shareholder Services at (1-877-248-4237). Holders of ADSs and ordinary shares may also obtain copies of Groupe Danone’s annual report by writing to Groupe Danone at Direction Relations Investisseurs Danone, 17, Boulevard Haussmann, 75009 Paris, France (telephone: 33-1-44-35-20-76, fax: 33-1-44-35-20-81). Groupe Danone’s address on the World Wide Web is http:\\www.danone.com.

The Combined Ordinary and Extraordinary General Shareholders’ Meeting is to be convened on Friday, April 22, 2005 at 3 p.m. (local time) at Carrousel du Louvre, 99, Rue de Rivoli, Paris, France.

The Combined Ordinary and Extraordinary General Shareholders’ Meeting is convened on first call for Tuesday, April 12, 2005 at 3 p.m. (local time) at Groupe Danone’s registered office located at 17, Boulevard Haussmann, Paris, France. Because it is unlikely that a quorum will be reached, the Combined Ordinary and Extraordinary General Shareholders’ Meeting will be convened on second call on Friday, April 22, 2005.

Statement of Significant Differences from NYSE Corporate Governance Requirements

Although Groupe Danone, as a foreign private issuer, is exempt from most of the corporate governance requirements of the New York Stock Exchange (the “NYSE”) applicable to U.S. companies, Groupe Danone currently complies with substantially all such corporate governance requirements. However, Groupe Danone’s non-management directors do not currently meet without management. In addition, Groupe Danone’s compensation and nomination committees are not composed wholly of independent directors and do not have written charters.

www.danone.com

GROUPE DANONE

17, Boulevard Haussmann — 75009

Paris — France

Tel: +33 (0)1 44 35 20 20

Time Sensitive Materials

Depositary’s Notice of

Shareholders’ Meetings of

Groupe Danone

ADSs:	American Depositary Shares, evidenced by American Depositary Receipts (“ADRs”).

ADS CUSIP No.:	399449107.

ADS Record Date:	March 15, 2005.

Meetings Specifics:	Ordinary General Meeting and Extraordinary General Meeting of Shareholders - April 22, 2005 at 3:00 P.M. (local time) at the Carrousel du Louvre, 99 Rue de Rivoli, 75001 Paris, France.

Meetings Agendas:	Please see the Company’s Summary Annual Report enclosed.

ADS Voting and Blocking Instructions Deadline:	On or before 10:00 A.M. (New York City time) on April 15, 2005.

Deposited Securities:	Ordinary shares, in bearer form, nominal value €.50 per Share, of Groupe Danone, a company organized and existing under the laws of The Republic of France (the “Company”).

ADS Ratio:	1 ordinary share to 5 ADSs.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Crédit Agricole.

Deposit Agreement:	Amended and Restated Deposit Agreement, dated November 19, 1997, among the Company, the Depositary, and all Holders and Beneficial Owners of ADRs, evidencing ADSs, issued thereunder.

To be counted, your Voting and Blocking Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on April 15, 2005.

The Company has announced that an Ordinary General Meeting and an Extraordinary General Meeting of Shareholders (together, the “Meetings”) will be held at the date, time and location identified above. A copy of the Summary Annual Report from the Company which includes the agenda for such Meetings is enclosed.*

The enclosed materials are provided to allow you to vote at the Meetings. The Company has requested the Depositary to provide you with instructions on the voting process.

DTC Holders

In accordance with and subject to the terms of Section 4.08 of the Deposit Agreement, Holders of ADSs holding their ADSs through The Depository Trust Company (“DTC”) (“DTC Holders”) must arrange for the transfer in a blocked account (“Blocking”), established for such purposes by DTC at the request of the Depositary, of the relevant number of ADSs for the period to commence April 15, 2005 until completion of the Meetings to be held on April 22, 2005 (“Blocked Period”).

Registered Holders

In accordance with and subject to the terms of Section 4.08 of the Deposit Agreement, in order to exercise their voting instructions, Holders of ADSs registered in name on the books of the Depositary (“Registered Holders”) will be required to irrevocably instruct the Depositary not to transfer the ADSs (and not to cancel such ADSs upon receipt of cancellation and withdrawal instructions) in respect of which Voting Instructions have been given, during the Blocked Period.

Please note that, pursuant to Section 4.08 of the Deposit Agreement, as each ADS represents one-fifth of one Deposited Security, voting rights may be exercised only in respect of five ADSs or multiples thereof.

Please also note that Section 4.08 states that, in accordance with French law and the Company’s Statutes, only holders of Deposited Securities who hold their Deposited Securities in registered form for at least two years will be entitled to double voting rights. Holders of ADSs (which represent Deposited Securities in bearer form) will not be entitled to double voting rights.

The attached document entitled Questions and Answers (“Q&A”) should answer most of your questions on the voting process and instruct you on the proper use of the Voting Instructions Form.

Upon receipt from a Holder of a signed and completed Voting Instructions Form prior to the ADS Voting Instructions Deadline, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and provisions of the Deposited Securities, to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

*	As set forth in Section 4.08 of the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to any applicable provisions of French law and the Statutes of the Company and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders’ ADSs.

The information enclosed herewith with respect to the Meetings has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meetings. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions concerning the enclosed material or if you need further explanation of the questions covered therein, please call Citibank, N.A. - ADR Shareholder Services toll-free at 877-CITI-ADR (877-248-4237).

Citibank, N.A., as Depositary

Questions and Answers on Voting Procedures for the

Ordinary General Meeting and the Extraordinary General Meeting of Shareholders (2005)

Groupe Danone

What does a Groupe Danone ADR represent?

Each ADR represents a certain number of American Depositary Shares (“ADSs”). Each ADS represents one-fifth of one ordinary share in bearer form (the “Ordinary Shares”), nominal value €.50 per share, of Groupe Danone (the “Company”).

When and where are the Ordinary General Meeting and Extraordinary General Meeting of Shareholders (together, the “Meetings”)?

The Meetings will take place on April 22, 2005 at 3:00 P.M. (local time) at the Carrousel du Louvre, 99 Rue de Rivoli, 75001 Paris, France.

Who may vote at the Meetings?

If you are a holder of record of the Company’s ADSs on March 15, 2005 you may vote on the issues set forth in the enclosed Summary Annual Report from the Company. Please note that in order to vote you will need to deliver a completed and signed Voting Instructions Form, authorizing the blocking of your ADSs, to Citibank, N.A. at the address below. See next Q & A for more detailed information on the voting process.

How does a Holder of ADSs vote?

A Holder of ADSs votes by either completing a Voting Instructions Form or by attending the Meetings in person.

If you wish to vote your ADSs by proxy

As an ADR Holder you can vote by completing the enclosed Voting Instructions Form, signing it and returning it in the envelope provided herewith by the ADS Voting and Blocking Instructions Deadline of April 15, 2005. If you hold your ADSs through a custodian, broker or other agent, you may have additional instructions from such agent. (Please note that voting by proxy is subject to the blocking requirements outlined below).

If you wish to attend the Meetings in person:

If you wish to attend the Meetings in person, you must cancel your ADSs and become a direct and registered shareholder of the Company’s Register of Shareholders. You must also contact the Company to give notice of attendance. You can contact Citibank, N.A. - ADR Shareholder Services at 1-877-248-4237 to cancel the ADSs.

What is “blocking” of ADSs and how is it done?

DTC Holders and Registered Holders are required to block their ADSs as a precondition for exercising any voting rights. Your ADSs will be blocked from April 15, 2005, until completion of the Meetings on April 22, 2005. While your ADSs are blocked you cannot give any instructions for the transfer or sale of your ADSs. At the completion of the Meetings, the blocking restrictions on the ADSs will be lifted and the ADSs will become transferable again.

Registered Holders:

If you are not holding ADSs through a broker or other agent, by completing, signing and returning your Voting Instructions Form, you are instructing the Depositary to place a stop transfer on your ADR account (in order to block your ADSs). This means that during the Blocked Period, the Depositary will not transfer and/or cancel the blocked ADSs (i.e., those ADSs for which the Depositary has received a completed and signed Voting Instructions Form). Although you maintain physical possession of your ADRs, any presentation of the certificate for transfer or sale will not be honored between April 15, 2005 and the completion of the Meetings to be held on April 22, 2005.

DTC Holders:

If you are holding ADSs through a broker or other agent, by completing, signing and returning your Voting Instructions Form, you are instructing the agent through which you hold your ADSs to transfer your ADSs to a DTC account established at the request of Citibank N.A., where the ADSs will be held from April 15, 2005 until the completion of the Meetings to be held on April 22, 2005.

May your ADSs be withdrawn once submitted for blocking?

Yes, blocking of the ADSs may be withdrawn (and your votes cancelled) at any time prior to the ADS Voting and Blocking Instructions Deadline of 10:00 A.M. (New York City time) on April 15, 2005.

To do so, and if such ADSs are held by you in physical certificated form, you must send a written request to Citibank, N.A., ADR Services, P.O. Box 8527, Edison, New Jersey 08818-9395 requesting such withdrawal. If your ADSs have been transferred to a DTC account, you should instruct the person or entity in whose name the ADSs are registered to submit this withdrawal request. Your request must reach Citibank, N.A. no later than 10:00 A.M. (New York City time) on April 15, 2005. The notice of withdrawal must specify the name of the Holder of ADSs to be withdrawn.

May voting instructions be withdrawn?

Yes, voting instructions may be withdrawn at any time prior to 10:00 A.M. (New York City time) on April 15, 2005.

In order to be effective, a notice of Voting Instructions withdrawal instruction must be timely received by Citibank, N.A. at the above noted address, by 10:00 A.M. (New York City time) on April 15, 2005.

ALL ISSUES RELATED TO THE FORM AND VALIDITY OF ANY NOTICES, DIRECTIONS OR INSTRUCTIONS WILL BE DETERMINED BY CITIBANK, N.A., AS DEPOSITARY, IN ITS SOLE DISCRETION, WHOSE DETERMINATION SHALL BE FINAL AND BINDING.

POWER OF ATTORNEY

Citibank, N.A. solely as depositary (the “Depositary”) under the Amended and Restated Deposit Agreement, dated November 19, 1997 (the “Deposit Agreement”), among Groupe Danone (the “Company”), the Depositary and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”), evidencing American Depositary Shares (“ADSs”), issued thereunder, hereby appoints                           (Paris) its proxy and attorney, with power of substitution, to vote                      ordinary shares, in bearer form, nominal value €.50 per share, of the Company represented by ADSs, evidenced by ADRs, on behalf of the holders of ADSs, at the Ordinary General Meeting and Extraordinary General Meeting of Shareholders to be held on April 22, 2005 at 3:00 P.M. (local time) at the Carrousel du Louvre, 99 Rue de Rivoli, 75001 Paris, France.

This Power of Attorney shall automatically expire at the end of the aforementioned meetings.

Citibank, N.A., solely as Depositary

By:
Name:
Title:	Vice President

Date:                     , 2005

Ordinary General Meeting Resolutions

1.	Approval of the statutory financial statements for the fiscal year ended December 31, 2004, as set forth in the First Resolution of the Company’s Summary Annual Report enclosed herewith.

2.	Approval of the consolidated financial statements for the fiscal year ended December 31, 2004, as set forth in the Second Resolution of the Company’s Summary Annual Report enclosed herewith.

3.	Approval of the allocation of the earnings for the fiscal year ended December 31, 2004, as stated in the statutory financial accounts, and setting of dividend at €1.35 per share, as set forth in the Third Resolution of the Company’s Summary Annual Report enclosed herewith.

4.	Approval of the agreements referred to in the special report of the Statutory Auditors, as set forth in the Fourth Resolution of the Company’s Summary Annual Report enclosed herewith.

5.	Renewal of the appointment of Mr. Bruno Bonnell as a member of the Board of Directors, as set forth in the Fifth Resolution of the Company’s Summary Annual Report enclosed herewith.

6.	Renewal of the appointment of Mr. Michel David-Weill as a member of the Board of Directors, as set forth in the Sixth Resolution of the Company’s Summary Annual Report enclosed herewith.

7.	Renewal of the appointment of Mr. Jacques Nahmias as a member of the Board of Directors, as set forth in the Seventh Resolution of the Company’s Summary Annual Report enclosed herewith.

8.	Renewal of the appointment of Mr. Jacques Vincent as a member of the Board of Directors, as set forth in the Eighth Resolution of the Company’s Summary Annual Report enclosed herewith.

9.	Ratification of the co-optation of Mr. Hirokatsu Hirano and renewal of his appointment as director, as set forth in the Ninth Resolution of the Company’s Summary Annual Report enclosed herewith.

10.	Ratification of the co-optation of Mr. Jean Laurent, as set forth in the Tenth Resolution of the Company’s Summary Annual Report enclosed herewith.

11.	Appointment of Mr. Bernard Hours as a director, as set forth in the Eleventh Resolution of the Company’s Summary Annual Report enclosed herewith.

12.	Authorization granted to the Board of Directors to purchase, retain or transfer Groupe Danone shares, as set forth in the Twelfth Resolution of the Company’s Summary Annual Report enclosed herewith.

13.	Authorization granted to the Board of Directors to issue ordinary bonds or subordinated securities, as set forth in the Thirteenth Resolution of the Company’s Summary Annual Report enclosed herewith.

DETACH HERE	000001
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☒	PLEASE MARK VOTES AS IN THIS EXAMPLE	00000

GROUPE DANONE (the “Company”) Ordinary and Extraordinary General Meeting

	For	Against	Abstain		For	Against	Abstain
Resolution 1	☐	☐	☐	Resolution 7	☐	☐	☐
Resolution 2	☐	☐	☐	Resolution 8	☐	☐	☐
Resolution 3	☐	☐	☐	Resolution 9	☐	☐	☐
Resolution 4	☐	☐	☐	Resolution 10	☐	☐	☐
Resolution 5	☐	☐	☐	Resolution 11	☐	☐	☐
Resolution 6	☐	☐	☐	Resolution 12	☐	☐	☐
				Resolution 13	☐	☐	☐

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

ADR Holder(s)
sign here:	Date:

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DETACH HERE	000002

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on April 15, 2005 for action to be taken.

2005 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Groupe Danone (the “Company”)

CUSIP No.:	399449107.
ADS Record Date:	March 15, 2005.
Meeting Specifics:	Ordinary General Meeting of Shareholders - April 22, 2005 at 3:00 P.M. (local time) at the Carrousel du Louvre, 99 Rue de Rivoli, 75001 Paris, France.
Meeting Agenda: Depositary:	Please refer to the Company’s Summary Annual Report enclosed herewith. Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated November 19, 1997.
Deposited Securities:	Ordinary shares, in bearer form, nominal value €.50 per Share, of the Company.
Custodian:	Crédit Agricole.

You as the undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares (“ADSs”) identified on the reverse side hereof, acknowledge receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and hereby irrevocably authorize and direct the Depositary to:

(1)	cause to be voted at the Meeting (and any adjournment or postponement thereof) your Deposited Securities represented by your ADSs in the manner indicated on the reverse side hereof, and

(2)	cause your ADSs to be blocked from April 15, 2005 to April 22, 2005.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

Extraordinary General Meeting Resolutions

14.	General delegation of authority to the Board of Directors to issue ordinary shares and securities giving access to share capital, with preferential subscription right of the shareholders, as set forth in the Fourteenth Resolution of the Company’s Summary Annual Report enclosed herewith.

15.	Delegation of authority to the Board of Directors to issue ordinary shares and securities giving access to share capital, without preferential subscription right of the shareholders, but with the possibility of a priority period, as set forth in the Fifteenth Resolution of the Company’s Summary Annual Report enclosed herewith.

16.	Authorization granted to the Board of Directors to increase the number of securities to be issued in the event of a capital increase with or without preferential subscription right of the shareholders, as set forth in the Sixteenth Resolution of the Company’s Summary Annual Report enclosed herewith.

17.	Delegation of authority to the Board of Directors to issue equity securities and securities giving access to the Company’s share capital in the event of a public exchange offer initiated by the Company, as set forth in the Seventeenth Resolution of the Company’s Summary Annual Report enclosed herewith.

18.	Delegation of authority to the Board of Directors to issue equity securities and securities giving access to share capital, within a limit of 10% of the Company’s share capital, in consideration for the contributions-in-kind granted to the Company and comprised of equity securities or securities giving access to share capital, as set forth in the Eighteenth Resolution of the Company’s Summary Annual Report enclosed herewith.

19.	Delegation of authority to the Board of Directors to issue securities giving right to the allocation of debt securities, as set forth in the Nineteenth Resolution of the Company’s Summary Annual Report enclosed herewith.

20.	Delegation of authority to the Board of Directors to increase the Company’s share capital through incorporation of reserves, profits, premiums or any other amounts that may be capitalized, as set forth in the Twentieth Resolution of the Company’s Summary Annual Report enclosed herewith.

21.	Authorization granted to the Board of Directors to increase the share capital in favor of the members of a Company Savings Plan (Plan d’ Epargne Enterprise), as set forth in the Twenty-first Resolution of the Company’s Summary Annual Report enclosed herewith.

22.	Authorization granted to the Board of Directors to grant options giving right to purchase shares, as set forth in the Twenty-second Resolution of the Company’s Summary Annual Report enclosed herewith.

23.	Authorization granted to the Board of Directors to allocate ordinary shares of the Company free of charge, as set forth in the Twenty-third Resolution of the Company’s Summary Annual Report enclosed herewith.

24.	Authorization granted to the Board of Directors to reduce the share capital by cancelling shares previously repurchased, as set forth in the Twenty-fourth Resolution of the Company’s Summary Annual Report enclosed herewith.

25.	Powers to effect formalities, as set forth in the Twenty-fifth Resolution of the Company’s Summary Annual Report enclosed herewith.

DETACH HERE	000001
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☒	PLEASE MARK VOTES AS IN THIS EXAMPLE	00000

GROUPE DANONE (the “Company”) Ordinary and Extraordinary General Meeting

	For	Against	Abstain		For	Against	Abstain
Resolution 14	☐	☐	☐	Resolution 20	☐	☐	☐
Resolution 15	☐	☐	☐	Resolution 21	☐	☐	☐
Resolution 16	☐	☐	☐	Resolution 22	☐	☐	☐
Resolution 17	☐	☐	☐	Resolution 23	☐	☐	☐
Resolution 18	☐	☐	☐	Resolution 24	☐	☐	☐
Resolution 19	☐	☐	☐	Resolution 25	☐	☐	☐

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

ADR Holder(s)
sign here:	Date:

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DETACH HERE	000002

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on April 15, 2005 for action to be taken.

2005 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Groupe Danone (the “Company”)

CUSIP No.:	399449107.
ADS Record Date:	March 15, 2005.
Meeting Specifics:	Extraordinary General Meeting of Shareholders - April 22, 2005 at 3:00 P.M. (local time) at the Carrousel du Louvre, 99 Rue de Rivoli, 75001 Paris, France.
Meeting Agenda:	Please refer to the Company’s Summary Annual Report enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated November 19, 1997.
Deposited Securities:	Ordinary shares, in bearer form, nominal value €.50 per Share, of the Company.
Custodian:	Crédit Agricole.

You as the undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares (“ADSs”) identified on the reverse side hereof, acknowledge receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and hereby irrevocably authorize and direct the Depositary to:

(1)	cause to be voted at the Meeting (and any adjournment or postponement thereof) your Deposited Securities represented by your ADSs in the manner indicated on the reverse side hereof, and

(2)	cause your ADSs to be blocked from April 15, 2005 to April 22, 2005.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: March 24, 2005	By:	/s/ EMMANUEL FABER
	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer